Yoshitsu Co., Ltd

December 20, 2021

Via Edgar

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Yoshitsu Co., Ltd
Registration Statement on Form F-1, as amended (File No. 333-259129)
Request for Acceleration of Effectiveness

Dear Mr. King:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Yoshitsu Co., Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on December 23, 2021, or as soon thereafter as practicable.

Very truly yours,

Yoshitsu Co., Ltd

By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director